UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 12b-25

SEC FILE NUMBER
001-32892
CUSIP NUMBER
624758108

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	N-CSR

For Period Ended: September 30, 2023

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

MUELLER WATER PRODUCTS, INC.
Full name of Registrant

Former name if Applicable
1200 Abernathy Rd N.E., Suite 1200
Address of Principal Executive Officer (Street and Number)
Atlanta, Georgia 30328
City, State, and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Mueller Water Products, Inc. (the "Company") is unable to file timely, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended September 30, 2023 (the "Form 10-K") within the prescribed time period as the Company requires additional time to address the impacts of the cybersecurity incident previously announced on October 28, 2023. The cybersecurity incident disrupted access to certain systems and information required for the Company's financial reporting. While the Company has largely restored the impacted applications and systems, due to the timing of the incident, the Company requires additional time to complete certain processes and procedures to finalize the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Steven S. Heinrichs	(770) 206-4200
	(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s)
		Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

		Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 3, 2023, the Company issued a press release announcing selected preliminary financial results for the fiscal year ended September 30, 2023, and included a copy of such press release as an exhibit to the Company's Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on November 3, 2023. Selected preliminary information regarding the Company's financial results for the fiscal year ended September 30, 2023, compared to the prior fiscal year was included in such press release.

Forward-Looking Statements

This Form 12b-25 contains certain statements that may be deemed “forward-looking statements” within the meaning of the federal securities laws. All statements that address activities, events or developments that the Company intends, expects, plans, projects, believes or anticipates will or may occur in the future are forward-looking statements, including, without limitation, statements regarding outlooks, projections, forecasts, expectations, and commitments. Forward-looking statements are based on certain assumptions and assessments made by the Company in light of the Company’s experience and perception of historical trends, current conditions and expected future developments. Such forward-looking statements may include, but are not limited to, the Company’s ongoing assessment of the impacts of the cybersecurity incident; the Company’s expectations regarding its ability to remediate the cybersecurity incident; further delays in the time required to verify some or all of the Company’s information systems; the impact of the incident on the Company’s ability to complete certain processes and procedures to finalize the Form 10-K; and the impact of the incident on the Company’s customers, business, operations and financial results.

Actual results and the timing of events may differ materially from those contemplated by the forward-looking statements due to a number of factors, including, without limitation, ongoing assessment of the cybersecurity incident, legal, reputational and financial risks resulting from the cybersecurity incident and the Company’s ability to adequately assess and remediate the incident, the effectiveness of the Company’s business continuity plans during the incident, the Company’s ability to recover under its cybersecurity insurance policies, and the other factors that are described in the section entitled “RISK FACTORS” in Item 1A of the Company’s most recent Annual Report on Form 10-K and later filings on Form 10-Q, as applicable. Forward-looking statements do not guarantee future performance and are only as of the date they are made. The Company undertakes no duty to update its forward-looking statements except as required by law. Undue reliance should not be placed on any forward-looking statements. You are advised to review any further disclosures the Company makes on related subjects in subsequent Forms 10-K, 10-Q, 8-K and other reports filed with the U.S. Securities and Exchange Commission.

MUELLER WATER PRODUCTS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly noted authorized.

Date: November 29, 2023	By:	/s/ Steven S. Heinrichs
Name: Steven S. Heinrichs
Title: Executive Vice President, Chief Financial Officer and Chief Legal and Compliance Officer